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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                          Managed Care Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   561906 10 8
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                                 (CUSIP Number)
                                Charles E. Davis
                              Davis Gillette, P.C.
       1201 W. Alma School Rd., #3400, Mesa, Arizona 85210 (602) 844-0039
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 8, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box is a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D



CUSIP NO.  561906 10 8                           PAGE    2    OF     5     PAGES



------------------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Geralde Curtis Holt
------------------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a) / /
                                                                                                                             (b) / /

------------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*
            00
------------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) OR 2 (e)                             / /

------------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
------------------------------------------------------------------------------------------------------------------------------------

     NUMBER OF         7         SOLE VOTING POWER
       SHARES                    178,853
                     ---------------------------------------------------------------------------------------------------------------
    BENEFICIALLY       8         SHARED VOTING POWER
      OWNED BY                   0
                     ---------------------------------------------------------------------------------------------------------------
        EACH           9         SOLE DISPOSITIVE POWER
     REPORTING                   178,853
                     ---------------------------------------------------------------------------------------------------------------
       PERSON          10        SHARED DISPOSITIVE POWER
        WITH                     0

------------------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           178,853
------------------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                / /

------------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.08%
------------------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
           IN
------------------------------------------------------------------------------------------------------------------------------------
                                              *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This SEC FORM 13D is filed as the second amendment to SEC FORM 13D originally filed by Geralde Curtis regarding Managed Care Solutions, Inc. stock in March of 1996. The first amendment to SEC FORM 13D was filed electronically September 26, 1997.

Following is a summary of changes to the items of the amended 13D:

ITEM 1.  Security and Issuer

         All of the information in this section remains the same.

ITEM 2.  Identity and Background

         All of the information in this section remains the same.

ITEM 3.  Source and Amount of Funds or Other Consideration

         All of the information in this section remains the same.

ITEM 4.  Purpose of Transaction

         Since the filing of the amended form 13D by Ms. Holt on September 26, 1997, she has disposed of shares of Managed Care Solutions, Inc. Common Stock in the open market as set out in the following table:

--------------------------------------------------------------------------------
DATE                SHARES SOLD         SHARES REMAINING     PERCENTAGE HELD
--------------------------------------------------------------------------------
November 4, 1997        4,000                252,853             5.76%
--------------------------------------------------------------------------------
November 12, 1997       5,000                247,853             5.65%
--------------------------------------------------------------------------------
November 20, 1997       8,500                239,353             5.46%
--------------------------------------------------------------------------------
November 24, 1997         500                238,853             5.45%
--------------------------------------------------------------------------------
December 4, 1997       10,000                228,853             5.22%
--------------------------------------------------------------------------------
December 8, 1997       50,000                178,853             4.08%
--------------------------------------------------------------------------------

ITEM 5.   Interest in Securities of the Issuer

         (a): Ms. Holt is now the beneficial owner of 178,853 shares of Common Stock, which is equal to 4.08% of the issued and outstanding Common Stock.

         (b): Ms. Holt has the sole power to vote and dispose of the shares of Common Stock beneficially owned by her.

         (c): Remains the same.

         (d)-(e): Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         All of the information in this section remains the same.

ITEM 7.  Materials to Be Filed as Exhibits

         No materials are to be filed as Exhibits.


                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  1-6-98                                   /s/Geralde Curtis Holt
      -----------------                          ---------------------------
                                                 Geralde Curtis Holt





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